Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 October 23, 2007

iPath Exchange Traded Notes

iPATH® DOW JONES–AIG NICKEL

TOTAL RETURN SUB-INDEXSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® Dow Jones–AIG Nickel Total Return Sub-IndexSM ETN offers investors cost-effective and tax-efficient exposure to nickel as measured by the Dow Jones–AIG Nickel Total Return Sub-IndexSM (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption,1 based on the performance of the Index, less investor fees.

NOTE DETAILS

Ticker	JJN
Intraday indicative value ticker	JJN.IV
Bloomberg index ticker	DJAINITR
CUSIP	06739F119
Primary exchange	NYSE Arca
Yearly fee	0.75	% *
Inception date	10/23/07
Maturity date	10/22/37
Index	Dow Jones–AIG Nickel Total Return Sub-Index	SM

*	The investor fee is equal to the Yearly Fee times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the value of the Index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations
S&P rating	AA
Moody’s rating	Aa1

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

DOW JONES–AIG NICKEL TOTAL RETURN SUB-INDEXSM VS. S&P 500® INDEX MONTHLY RETURNS

Sources: Dow Jones, AIG–FP, S&P as of 9/30/07.

INDEX CORRELATIONS

Dow Jones–AIG Nickel Total Return Sub-IndexSM	1.00
Dow Jones–AIG Industrial Metals IndexSM	0.69
Dow Jones–AIG Commodity Index Total ReturnSM	0.35
S&P GSCI™ Total Return Index	0.14
S&P GSCI™ Industrial Metals Index	0.66
S&P 500® Index	0.35
Lehman U.S. Aggregate Index	0.08
MSCI EAFE Index	0.38

Sources: Dow Jones, AIG–FP, MSCI, Lehman Brothers, S&P, BGI (9/02–9/07) based on monthly returns.

[1]

Investors may redeem at least 50,000 units of the iPath® Dow Jones–AIG Nickel Total Return Sub-IndexSM ETN directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETNs performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

iPATH® DOW JONES–AIG NICKEL TOTAL RETURN SUB-INDEXSM ETN

The Dow Jones–AIG Nickel Total Return Sub-IndexSM is a sub-index of the Dow Jones–AIG Commodity IndexSM and reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index plus the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Index includes the contract in the Dow Jones–AIG Commodity IndexSM that relates to a single commodity, nickel (currently the Primary Nickel futures contract traded on the London Metal Exchange).

INDEX TOTAL RETURNS AND STANDARD DEVIATION

(as of 9/30/07)	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED†
Dow Jones–AIG Nickel Total Return Sub-IndexSM	20.30	35.63	47.30	42.26
Dow Jones–AIG Industrial Metals IndexSM	10.21	36.30	35.26	20.75
Dow Jones–AIG Commodity Index Total ReturnSM	16.97	9.52	14.13	13.82
S&P GSCI™ Total Return Index	13.49	4.16	13.10	22.25
S&P GSCI™ Industrial Metals Index	13.39	36.68	35.31	19.44
S&P 500® Index	16.44	13.14	15.45	9.70
Lehman U.S. Aggregate Index	5.14	3.86	4.13	3.63
MSCI EAFE Index	24.86	23.24	23.55	10.72

†	Based on monthly returns, calculated for time period of 9/30/02–9/30/07.

Sources: Dow Jones, AIG–FP, MSCI, S&P, Lehman Brothers, BGI.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. you may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel, which is an industrial metal, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or service-marks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4770-iP-1007 808-17SJ-10/07

Not FDIC Insured	• No Bank Guarantee	• May Lose Value

BCY-M-018-10007

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